SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
___________

UNITED RETAIL GROUP, INC.
(Name of Subject Company)

UNITED RETAIL GROUP, INC.
(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(including associated Preferred Stock Purchase Right)
(Title of Class of Securities)

911380103
(CUSIP Number of Class of Securities)
___________

Raphael Benaroya
President and Chief Executive Officer
UNITED RETAIL GROUP, INC.
365 West Passaic Street,
Rochelle Park, NJ 07662
(201) 845-0880
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul T. Schnell, Esq. Richard J. Grossman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735 3000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a joint press release issued by United Retail Group, Inc. and Redcats USA, Inc. on September 11, 2007 announcing the proposed tender offer and merger.

REDCATS GROUP TO ACQUIRE UNITED RETAIL GROUP
FOR $13.70 PER SHARE IN CASH

Rochelle Park, New Jersey, and New York, New York - September 11, 2007 - United Retail Group, Inc. (NASDAQ: “URGI”), a specialty retailer of large-size women’s fashion apparel, and Redcats USA, Inc., a subsidiary of Redcats Group, a leading home shopping marketer of apparel and home products, today announced that they entered into definitive agreement for Redcats USA to acquire United Retail Group.

Under the terms of the agreement, Redcats USA will commence a tender offer to purchase all of the outstanding shares of United Retail Group for $13.70 per share in cash, which is an aggregate equity value of $198.9 million.  The offer represents a 23% premium to the 90-day average of United Retail Group’s share price, and a 82% premium to the closing price on September 10, 2007.

The acquisition has been unanimously approved by the Boards of Directors of both companies.  The Board of Directors of United Retail Group has unanimously recommended that shareholders of United Retail Group’s common stock accept the offer.  Mr. Raphael Benaroya, United Retail Group’s Chairman, President and Chief Executive Officer, has also signed an agreement by which he will tender all of his shares to Redcats USA into the tender offer.

Mr. Benaroya said, “We are very pleased to have entered into this merger agreement with Redcats USA.   We believe that the combination of our two businesses will create a formidable entity in specialty retail.  Our Board of Directors and management team fully support the transaction and believe that it delivers a high level of shareholder return that is commensurate with our solid business concept and growth strategy.  Moreover, the transaction provides a great growth opportunity for our associates.”

Thierry Falque-Pierrotin, Redcats Group Chairman and CEO commented: “This acquisition will strengthen Redcats USA’s position in the growing women’s plus size apparel market. United Retail is complementary to Redcats USA in terms of target customer, and its national retail store base will be additive to our leading positions in the catalog and e-commerce channels.  The combination will create a multi-channel market leader.”

Eric Faintreny, Chief Executive Officer of Redcats USA stated, “United Retail has a very strong brand in the AVENUE® retail chain and a team of experienced and talented associates.  The integration of Avenue into our portfolio of high-growth retail brands strengthens and diversifies our business and promises to create strong expansion opportunities.  We look forward to working with Raphael Benaroya and his team to further grow and strengthen this already successful brand in the U.S. market across all our channels.”

Redcats USA is expected to launch the tender offer shortly, and the merger is expected to close by the end of 2007, subject to customary closing conditions.  The offer is not subject to or conditioned upon financing arrangements.  Following the completion of the acquisition, Raphael Benaroya, United Retail Group’s Chairman, President and Chief Executive Officer, and George

R. Remeta, United Retail Group’s Vice Chairman and Chief Administrative Officer, will remain with the Company for a transition period of at least one year.

Bear, Stearns & Co. Inc. acted as financial advisor to United Retail Group and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel.  Peter J. Solomon Company acted as financial advisor to Redcats USA and Wachtell, Lipton, Rosen & Katz acted as legal counsel.

About United Retail Group, Inc.
United Retail Group, Inc. is a specialty retailer of large-size women’s fashion apparel, footwear and accessories featuring AVENUE® brand merchandise.  The Company operates 483 AVENUE® stores with 2,132,000 square feet of selling space, as well as the AVENUE.COM® website at www.avenue.com.

About Redcats Group and Redcats USA
Redcats USA is a leading catalog and online marketer of apparel and home products, operating in North America. Its primary brands are Chadwick’s®, Roaman’s®, Jessica London®, KingSize® and BrylaneHome®.  Redcats USA is a wholly owned subsidiary of the Redcats Group, the world’s third largest catalog and online group in apparel and home products operating in 28 countries, through 17 brands with a staff of 20,000 associates and a turnover of 4.33 billion euros in 2006. Redcats Group is a member of the PPR group of companies.  The shares of PPR S.A. are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information, please visit www.ppr.com.

Important Information

The tender offer described herein has not commenced.  This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of United Retail Group.  At the time the tender offer is commenced, a wholly owned subsidiary of Redcats USA, Inc. intends to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and United Retail Group intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Redcats USA, Inc.'s wholly-owned subsidiary and United Retail Group intend to mail documents to the stockholders of United Retail Group.  These documents will contain important information about the tender offer that should be read carefully before any decision is made with respect to the tender offer.

Stockholders of United Retail Group will be able to obtain a free copy of these documents (when they become available) and other documents filed by United Retail Group or Redcats USA, Inc. with the Securities and Exchange Commission (the "SEC") at the website maintained by the SEC at www.sec.gov.

In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from United Retail Group by contacting United Retail Group at 365 West Passaic Street, Rochelle Park, New Jersey 07662, attention: Investor Relations.

Cautionary statement regarding forward-looking statements

The above portion of this release contains certain brief forward-looking statements concerning United Retail Group's operations and performance.

United Retail Group cautions that any forward-looking statements are summary in nature, involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond United Retail Group's control. Accordingly, United Retail Group's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. The following factors, among others, could affect United Retail Group's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements included in this release or otherwise made by management: threats of terrorism; war risk; shifts in consumer spending patterns, consumer preferences and overall economic conditions; the impact of competition and pricing; variations in weather patterns; fluctuations in consumer acceptance of United Retail Group's products; changes in the ability to develop new merchandise; store lease expirations; increases in interest rates; the ability to retain, hire and train key personnel; risks associated with the ability of United Retail Group's manufacturers to deliver products in a timely manner; political instability and other risks associated with foreign sources of production; increases in fuel costs; the timing and completion of an all cash tender offer for the outstanding shares of United Retail Group; the ability to complete the tender offer and subsequent merger on the terms contemplated; and the anticipated impact of the acquisition on United Retail Group's operations and financial results.

The reports filed by United Retail Group with the SEC, including United Retail Group's report on Form 10-Q for the fiscal quarter ended August 4, 2007, United Retail Group's report on Form 10-Q for the fiscal quarter ended May 5, 2007 and United Retail Group's report on Form 10-K for the fiscal year ended February 3, 2007 contain additional information on these and other factors that could affect United Retail Group's operations and performance.

United Retail Group does not intend to update the forward-looking statements contained in the above portion of this release, which should not be relied upon as current after today's date.

Contact:	George R. Remeta	Investor Relations:
	Vice Chairman and Chief Administrative Officer	Cara O’Brien/Leigh Parrish Press: Melissa Merrill
	United Retail Group, Inc.	Financial Dynamics
	(201) 909-2110	(212) 850-5600

Redcats Group:
Vinciane Beurlet + 33 1 56 92 98 18
Vice President, Corporate Communications

The following communication was sent by United Retail Group, Inc. to certain of its employees on September 11, 2007.

September 11, 2007

Dear Associates,

I had mentioned that we were considering strategic alternatives, seeking to strengthen our company and generate higher value for our stockholders.

I am pleased to share with you the news of an agreement between Redcats USA, Inc. and us to merge after a tender offer (an offer to buy as many shares as possible from the shareholders).

Redcats’ portfolio includes well-recognized brands, such as: Chadwick’s®, Roaman’s®, KingSize®, Jessica London®, BrylaneHome®, Woman Within® and Metrostyle®, as well as The Sportsman Guide®.  Additionally, we will join the family of Redcats’ parent company PPR, which is a global player in retail and luxury goods, with 84,000 employees in 74 countries.  Through its Retail businesses, including Redcats Group, and the Luxury brands of Puma and Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciage, Boucheron, Sergio Rossi, Alexander McQueen and Stella McCartney), Redcats Group’s parent company, PPR, generated sales of about $25 billion in 2006.

We believe that the combination of our two businesses will create a formidable entity in specialty retail.  Joining our AVENUE® brand, strong retail store and web presence with Redcats’ impressive brand portfolio and multi-channel catalog and online capabilities provides a foundation for continued expansion and growth for both businesses.

While the process yielded solid value for our shareholders, it has also ended with a merger partner that offers great opportunity for professional growth for our associates.  I am very pleased with that!

The skills and operations of each company are complementary. The Avenue® brand and our associates will have the opportunity to lay the foundation for Redcats’ entry into retail stores.  Together we shall expand the Avenue website and look into other distribution channels.

I will remain President and CEO of our company and George Remeta will continue as our CAO through the merger, as well as for a transition period of a year or more.  I will work with Eric Faintreny, CEO of Redcats USA to develop future plans and operate our business to its best potential.  I’ve been very pleased by my discussions with Eric, whom I have found to be a solid, well versed professional and an exceptional leader.  Eric is committed to bringing out the best in people through a strong focus on both positive challenge and development.

My expectation is that the business combination will provide a wealth of growth opportunities for our team.  I hope you see it as clearly as I do.  We shall strive to make this a smooth transition for everyone.  I know that you will continue to demonstrate the energy, teamwork and commitment that you have so proudly shown as associates of United Retail Group.

I have worked with many of you for years, getting to know you professionally and personally.  I take pride in your success and am confident of the personal opportunity that this move offers you.

This is the beginning of the next phase of our journey and I look forward to starting it with you.

With every good wish,

* * *
Important Information

The tender offer described herein has not commenced.  This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of United Retail Group.  At the time the tender offer is commenced, a wholly owned subsidiary of Redcats USA, Inc. intends to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and United Retail Group intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Redcats USA, Inc.'s wholly-owned subsidiary and United Retail Group intend to mail documents to the stockholders of United Retail Group.  These documents will contain important information about the tender offer that should be read carefully before any decision is made with respect to the tender offer.

Stockholders of United Retail Group will be able to obtain a free copy of these documents (when they become available) and other documents filed by United Retail Group or Redcats USA, Inc. with the Securities and Exchange Commission (the "SEC") at the website maintained by the SEC at www.sec.gov.

In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from United Retail Group by contacting United Retail Group at 365 West Passaic Street, Rochelle Park, New Jersey 07662, attention: Investor Relations.